June 10, 2009
Via EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Michael Rosenthall

Re:	Pfizer Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed May 22, 2009
File No. 333-158237

Pfizer Inc.
Annual Report on Form 10-K
Filed February 27, 2009
Schedule 14A
Filed March 13, 2009
Quarterly Report on Form 10-Q
Filed May 8, 2009
File No. 001-3619
Ladies and Gentlemen:
          On behalf of our client, Pfizer Inc. (“Pfizer”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 1, 2009 (the “Comment Letter”), with respect to Pfizer’s Amendment No. 2 to Registration Statement on Form S-4 filed with the Commission on May 22, 2009 (SEC File No. 333-158237) (the “Amendment No. 2”) in connection with its proposed merger with Wyeth (“Wyeth”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 3 to the Registration Statement, and we have enclosed six courtesy copies of such Amendment No. 3 marked to show changes from the Amendment No. 2 as filed on May 22, 2009
                    Set forth below are the headings and text of the comments raised in the Comment Letter, followed by Pfizer’s responses thereto.

Securities and Exchange Commission	2
Form S-4/A-2 filed May 22, 2009
Pfizer and Wyeth Unaudited Pro Forma Condensed Combined Financial Statements
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
5. Estimate of Assets to be Acquired and Liabilities to be Assumed, page 36
1.	We acknowledge your response and revised disclosure in response to prior comment three however we continue to believe that an estimated preliminary fair value adjustment for property, plant and equipment is required. Please revise your pro forma financial statements to include an estimated fair value adjustment for Wyeth’s property, plant and equipment and including an estimate of the associated adjustments to depreciation and amortization. If Pfizer believe that the book value of Wyeth’s property, plant and equipment approximates fair value please state this fact.
Response
          The disclosure appearing on pages 37 and 38 of Amendment No. 3 to the Form S-4 has been revised in response to the Staff’s comment.
Pfizer
Form 10-K for the year ended December 31, 2008
Schedule 14A
Executive Compensation: Compensation Discussion and Analysis
2.	We note your response to comment 12 and disagree with your conclusion that the information is note material. Therefore, we reissue our comment. The C&DI 118.04 that you cite distinguishes between qualitative goals that are generally not quantified and quantitative goals. Your response states that the Value Based Portfolio Goal is a specific dollar value target.

We note your concern that the disclosure would include technical terms, the status of products in your pipeline and anticipated revenues. Additionally, we note your concern that the information may be confusing to shareholders and the investing public.

Your future disclosure should disclose the target value and explain that the value is calculated by estimating the value of all your available products, product candidates, formulas, etc. The disclosure should also clarify that the estimated values are based on anticipated revenues, stage in your pipeline, costs to complete development, etc. and are the result of significant qualitative assessments and judgment. Your disclosure can caution investors that the portfolio value is not a

Securities and Exchange Commission	3
valuation of the company or to make investment based decisions. Finally, you should disclose whether the target was met.
Response
     While Pfizer continues to believe that disclosure of the Value Based Portfolio Goal is not material to an investor’s understanding of Mr. Kindler’s overall compensation and would cause competitive harm to Pfizer, to the extent achievement of a specific dollar target relating to the value of Pfizer’s pipeline is a 10% or greater component of Mr. Kindler’s annual incentive award in 2009 or future years, Pfizer will include disclosure in the applicable proxy statement as requested in the Staff’s comment.
3.	We note your response to our prior comment 13 includes proposed disclosure if the performance objectives and NEOs were identical to those covered by the 2009 proxy statement. The purpose of our comment was to obtain quantified disclosure for your proposed 2010 proxy statement, assuming that the NEOs and goals are the same as those identified in the 2009 proxy statement. Please revise your proposed disclosure to quantify the budget parameters and targets that Messrs. D’Amelio’s, Read’s and Dr. Mackay’s referenced in the description of their goals. To the extent that a U.S. cash flow and drive profit and loss goals was quantified for Mr. D’Amelio, please quantify the disclosure. Similarly, quantify any product goals for Dr. Mackay.
Response
     In response to the Staff’s comment, Pfizer has considered further the disclosure it would make in its next proxy statement if the performance objectives and named executive officers (“NEOs”) were identical to those covered by the 2009 Proxy Statement. Set forth below is the proposed disclosure, which has been enhanced and revised from the disclosure included in our prior response.
     The Staff’s comment requests disclosure of specific quantified budget parameters and targets, U.S. cash flow, profit and loss goals and product goals. In the revised proposed disclosure below, Pfizer has included the relevant budget parameters for Mr. D’Amelio. Additionally, please be advised that there were no specific profit and loss goals for Mr. D’Amelio. For the reasons described below, the revised proposed disclosure does not include specific budget targets for Mr. Read or Dr. Mackay, the U.S. cash flow targets for Mr. D’Amelio, or the specific product goal targets for Dr. Mackay. However, where applicable, we have expressed the relevant budget and product goal targets as comparisons to the prior year, either in numerical form or as percentages, which we believe enhances the disclosure and provides investors with a better understanding of how each officer’s compensation is determined.
     Please be advised supplementally that, with respect to the product goals for Dr. Mackay, the U.S. cash flow target for Mr. D’Amelio and the budget parameters for Mr. Read and Dr. Mackay, Pfizer believes that information concerning the specific quantitative targets is not material to an understanding of the basis on which the officer’s incentive award was determined because the specific targets are not individually material. Moreover, with respect to Dr. Mackay, because the Compensation Committee determines whether the targets and the overall product

Securities and Exchange Commission	4
goals have been achieved on an aggregate basis rather than on a product-by-product basis, each individual product goal is not material.
     Additionally, with respect to the Staff’s request that Pfizer disclose specific quantified product goals, budget parameters and targets, U.S. cash flow targets or revenue targets, Pfizer believes that disclosure of such quantitative information would cause Pfizer substantial competitive harm. Such information would include highly sensitive, non-public information regarding Pfizer’s business aspirations, which is not otherwise disclosed by Pfizer or its competitors. Given the specificity of the targets and the products to which they relate, disclosure of the specific budget and product goals would provide competitors with a detailed road map of Pfizer’s research and development and commercialization strategies and plans with respect to the development projects and products in question. For instance, disclosure of the specific targets would signal where Pfizer is focusing strategically and give competitors insight to areas where Pfizer is investing in products or divesting products. This information would provide competitors with Pfizer’s proprietary insight into market dynamics. In addition, disclosure of such information would provide Pfizer’s competitors with insights as to the amount of resources dedicated by Pfizer to certain businesses, Pfizer’s internal evaluations of its operational strengths and weaknesses, the priority Pfizer places on certain of its businesses in relation to others and potential expansion or contraction plans that Pfizer may have within certain areas. Furthermore, Pfizer’s competitors could adopt strategic plans similar to Pfizer’s proprietary strategic plans, such as plans to support commercialization of a particular product candidate, which would eliminate the competitive advantage that Pfizer would achieve by implementing such plans well in advance of its competitors.
     Additionally, disclosure of Pfizer’s U.S. cash flow targets and portfolio revenue targets would allow Pfizer’s competitors to readily assess Pfizer’s potential strategic investment plans beyond those already disclosed. A competitor would be able to use this information to focus its competitive efforts against Pfizer in the United States and/or abroad. U.S. cash flow targets, or a numerical or percentage comparison relating thereto, are not, to Pfizer’s knowledge, publicly disclosed by other large research based pharmaceutical companies. Disclosure of information regarding Pfizer’s U.S. cash flow would provide potential strategic counterparties with valuable information concerning the capital resources available to Pfizer, and such information could be used to the disadvantage of Pfizer in the negotiation of such strategic transactions. Pfizer’s competitors could determine Pfizer’s need to access the capital markets, either globally or in a specific region, and might adjust their capital markets plans accordingly. Furthermore, Pfizer’s U.S. cash flow is not necessarily indicative of Pfizer’s access to capital, and disclosure of such target may be misleading to shareholders and the investment community.
We would ask the Staff to note the following in its review of the proposed disclosures below:
•	Pfizer has omitted disclosure with respect to Dr. Goodman, who is no longer employed by Pfizer.

•	As noted on page 48 of Pfizer’s 2009 Proxy Statement, and in Comment 53 set forth in the Staff’s letter of April 22, 2009, the divisional performance objectives discussed below accounted for only 20% of each NEO’s annual incentive award opportunity for 2008. The remaining 10% of the 30% of the annual incentive award opportunity relating to business unit performance was based upon the achievement of goals relating to innovation and

Securities and Exchange Commission	5
continuous improvement. Such goals are qualitative in nature and relate to matters such as awareness and skills training with respect to continuous improvement methodologies, quality assurance and management techniques.

•	In determining the actual 2008 annual incentive awards for the NEOs, the Compensation Committee considered the achievement of these objectives on an aggregate basis, and such objectives were not individually weighted.

•	The targets and goals used for determining compensation in 2009 and in future years may be different.
Proposed Disclosure:
Mr. D’Amelio:
(1) Development of a new capital allocation strategy, including with respect to internal and external investments and capital deployment prioritization. The results in this area included: the enhancement of a business development budgeting and forecasting process; the realignment of Pfizer’s capital planning process with its operating process; the development of a standardized methodology for evaluating projects and prioritizing investments; and the creation of an economic profit performance metric to measure the effective use of Pfizer’s capital resources.
(2) Addressing capital structure, with a specific goal of increasing U.S. cash flow. Performance in this area for 2008 far exceeded the goal.
(3) Meeting the 2008 operating expense budget of (i.e., having expenses below) $1.3 billion for finance and business operations areas; this goal was achieved.
(4) In partnership with the business, identifying savings opportunities. This objective did not entail setting a specific amount of targeted savings or profit and loss goals; rather, it was intended to result in efforts to identify savings opportunities through reduced costs and increased efficiencies. As a result of these efforts, Pfizer realized a $200 million P&L benefit for 2008.
Mr. Read:
(1) Optimizing the value of the portfolio (as measured by the achievement of a revenue target for the areas reporting to Mr. Read) and meeting an operating target (as measured by achievement of an income before allocations target for those areas). For 2008, the revenue target for the areas reporting to Mr. Read was a decline of approximately 3% (which reflected a 5% year-over-year decline due to the impact of the loss of exclusivity for certain products) as compared to 2007 actual revenue for those areas. Actual 2008 revenue for those areas declined by approximately 3% from 2007, thus meeting the target. For 2008, income before allocations for those areas was targeted to be virtually flat with actual 2007 income before allocations for those areas. Actual 2008 income before allocations for those areas increased by approximately 2% from 2007, exceeding the target after mitigating the negative loss of exclusivity impact on revenue and income before allocations, discussed above.
(2) Creating an established products business and developing and implementing a plan to capture opportunities in emerging markets (Asia, Latin America and Eastern Europe). In 2008, Pfizer

Securities and Exchange Commission	6
achieved the following results, which satisfied this objective: the establishment of an overseas partnership relating to certain emerging markets and established products; the institution of product enhancement projects in various product areas; the commercialization of certain antibiotics products; the development of a plan to deliver revenue on the loss of exclusivity for Lipitor; and the development of a strategy to identify owners, deliverables and timelines in emerging markets.
Dr. Mackay:
(1) Achieving, on an aggregate basis, product goals in New Molecular Entities and Product Extensions, with targets in the following areas: New Drug Applications; Phase III starts, Proofs of Concepts, and First in Humans. These product goals were achieved, on an aggregate basis, for 2008. While the targets relate to the achievement of specific milestones by individual product candidates, many of these targets are qualitative rather than quantitative in nature. The foregoing objectives are set at aggressive levels to motivate high business performance and support attainment of long-term financial objectives. These targets, while designed to be challenging to attain, are achievable with outstanding performance.
(2) Implementing a “one Pfizer” operating model between Research and Development and Biotherapeutics and Bioinnovation; this objective was achieved.
(3) Meeting the operating expense budget, as measured by a decrease of approximately 1% or less in operating expense compared to 2007 actual operating expense for the areas reporting to Dr. Mackay. This target reflected the recognition that an essentially flat year-over-year research and development budget included new milestone payments and a longer Phase III pipeline, both of which significantly increased overall research and development spending. Actual 2008 operating expense for those areas was virtually flat as compared to 2007 actual operating expense. This performance was slightly below target for 2008.

Securities and Exchange Commission	7
*     *     *
          Please do not hesitate to contact me at 212-504-5555 with any questions or comments you may have.

Very truly yours,

/s/ Dennis J. Block

Dennis J. Block

cc:	Charles I. Cogut
Simpson Thacher & Bartlett LLP

Eric M. Swedenburg
Simpson Thacher & Bartlett LLP

Adam O. Emmerich
Wachtell, Lipton, Rosen & Katz

David K. Lam
Wachtell, Lipton, Rosen & Katz